Exhibit 99.1
PRESS RELEASE

Cascades Inc.	Telephone: 819 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: 819 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades amends and renews its credit facility
(All amounts in this press release are in Canadian dollars.)
February 10, 2011 — Kingsey Falls, Quebec - Cascades Inc. (CAS on the Toronto stock exchange), a leader in the recovery of recyclable materials and the manufacturing of green packaging and tissue paper products, is pleased to announce that it has reached an agreement with a syndicate of banks to amend and renew its credit agreement with improved financing conditions.
Under the amended agreement, Cascades will consolidate the existing revolving and term credit facilities into a new $750 million revolving credit facility maturing in February 2015. At Cascades’ current senior secured debt rating, the new credit facility will accrue interest at market rates plus a margin of 212.5 bps. Standby fees will amount to 22.5% of the applicable margin.
“This new facility reduces our cost of borrowing and improves our financial flexibility. It demonstrates the strong support that we continue to obtain from our banking syndicate. While our current strategic priority remains to reduce debt, the new credit facility provides us with another tool to continue improving our overall competiveness and creating value for our shareholders” said Allan Hogg, Chief Financial Officer.
The existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, stay unchanged.
The new credit agreement is led by National Bank Financial as Co-Lead Arranger and Administrative agent, Scotia Capital as Co-Lead Arranger, Collateral and Syndication agent along with Canadian Imperial Bank of Commerce, Caisse Centrale Desjardins and Wells Fargo acting as Co-Documentation agents.
A full description of the terms of the new credit agreement will be filed on SEDAR (www.sedar.com).
Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs close to 12,500 employees, who work in more than 100 units located in North America and Europe. Its management philosophy, its more than 45 years of experience in recycling and its continued efforts in research and development are strengths that enable Cascades to create new products for its customers. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

For further information:	Source:
Didier Filion	Allan Hogg
Director, Investor relations	Vice-President and Chief Financial Officer
514 282-2697